MINNEAPOLIS	ST. PAUL
220 South Sixth Street | Suite 2200	444 Cedar Street | Suite 2100
Minneapolis, MN 55402-4504	St. Paul, MN 55101-2136
612 339 6321 | Fax 612 338 0535	651 222 6321 | Fax 651 222 8905

Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

December 14, 2007

By Federal Express and EDGAR

Ms. Brigitte Lippmann Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010	Mr. Adé Heyliger Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation
Preliminary Proxy Statement on Scheduled 14A
File No. 0--02000
Our File No. 17399.000

Dear Ms. Lippmann and Mr. Heyliger:

This letter is in response to your letter dated December 4, 2007, regarding the above matter. We are filing Amendment No. 3 to the Preliminary Proxy Statement of Entrx Corporation (the “Company”), a revised proxy, Amendment No. 2 to the Company’s Schedule 13E-3 and the Schedule 13E-3 of Peter L. Hauser. By Federal Express we are delivering to you unmarked, as well as marked, copies, of those documents showing changes from the previously filed documents. Our response below addresses each of the four comments contained in your letter, as well as directing your attention to other material changes.

Comment 1 - As Peter L. Hauser is an affiliate of the Company, Mr. Hauser is filing his Schedule 13E-3.

Comment 2 - We have expanded the discussion in the Proxy Statement under proposal 2 in the Notice of Special Meeting of Shareholders and on the first page of the Preliminary Proxy Statement under “What are you voting on?” to comply with your comment 2.

Ms. Brigitte Lippmann
Mr. Adé Heyliger
December 14, 2007

Comment 3 - We have modified the discussion under “Fairness of the Reverse/Forward Split” starting at page 12 of the Proxy Statement, primarily to add the subsection “Shareholders Who Are Not Cashed Out” to comply with your comment 3.

Comment 4 - We have included pro forma percentage ownership columns in the Proxy Statement in the tables under “Common Stock Ownership” - Stock Ownership of Officers, Directors and Director Nominee” (page 24) and “Stock Ownership of Certain Beneficial Owners” (page 25), and provided a reference to that section under Proposal 2 - “Fairness of the Reverse/Forward Split - Shareholders Who are Not Cashed Out” (page 14).

At page 10 of the Proxy Statement we again increased our estimate of the cost of effecting the reverse/forward split.

We have also changed the Meeting record date from November 8, 2007 to December 21, 2007, and our Meeting date from December 17, 2007 to January 28, 2008. The proposed record date for the Reverse/Forward Split is February 12, 2008.

Note that we have changed the designation of the Meeting from an annual meeting to a special meeting, in order to avoid confusion as to whether this meeting (now to be held in 2008) is our 2008 annual shareholders’ meeting. We have also made it clear in the first paragraph of the Proxy Statement that this meeting does not take the place of our planned 2008 annual meeting.

The changes to the Company’s Schedule 13E-3 are mainly references to the filing date of the current Preliminary Proxy Statement.

We are hopeful that the amendments satisfactorily address your concerns.

Very truly yours,

/s/ Roger H. Frommelt

Roger H. Frommelt

RHF:jrh:enclosure

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation